Internet Initiative Japan Inc., Iidabashi Grand Bloom, 2-10-2 Fujimi Chiyoda-ku, Tokyo 102-0071, Japan March 16, 2016

Mr. Craig D. Wilson,
Sr. Asst. Chief Accountant

Office of Information Technologies and Services
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549, U.S.A.

Re:	Internet Initiative Japan Inc. Form 20-F for the Year Ended March 31, 2015 Filed July 10, 2015 File No. 000-30204

Dear Mr. Wilson:

This is in response to the comments of the Staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated March 3, 2016, with respect to the annual report on Form 20-F of Internet Initiative Japan, Inc. (“IIJ”) for the fiscal year ended March 31, 2015 (the “Form 20-F”). For your convenience, we have included the text of the staff’s comment below which is divided into two parts and have keyed IIJ responses accordingly.

Form 20-F for the fiscal year ended March 31, 2015

Notes to Consolidated Financial Statements

Note 14. Shareholders’ Equity, page F-40

1a.	We note your disclosure that the Companies Act of Japan provides certain limitations on the amounts available for dividends and the purchase of treasury stock. You further describe how the amounts available for dividends and the purchase of treasury stock are determined. Tell us what consideration you gave to disclosing the amount of retained earnings or net income that is restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X.

Response:	IIJ acknowledges the staff’s comments and respectfully informs the staff that, when making the disclosures, we have taken into consideration the provisions of the Companies Act of Japan regarding restrictions of distributions to shareholders. Unrestricted retained earnings in IIJ’s nonconsolidated books of account available for dividends amounted to ¥23,022,416 thousand as of March 31, 2015, which is disclosed in Note 14 to the financial statements for the year ended March 31, 2015. IIJ notes that the current disclosure does not specify that such amount is unrestricted. Accordingly, IIJ will amend its future filings to make clear that this amount represents unrestricted retained earnings in IIJ’s nonconsolidated books of account.

Mr. Craig D. Wilson

1b.	In addition, tell us the amount of any restricted net assets of consolidated and unconsolidated subsidiaries and equity-method investees. In this regard, also explain how you considered the disclosure requirements in Rule 4-08(e)(3) and Rule 5-04 of Regulation S-X regarding Schedule I, as well as Item 5(B)(1)(b) of Form 20-F.

Response:	IIJ acknowledges the staff’s comments and respectfully informs the staff that it has determined that restricted net assets of consolidated subsidiaries and equity-method investees (IIJ does not have any unconsolidated subsidiaries as of March 31, 2015) does not exceed 25% of IIJ’s consolidated net assets, based on the following:

a)	The total amount of restricted net assets (after intercompany eliminations) attributable to consolidated domestic subsidiaries amounted to ¥21,000 thousand as of March 31, 2015, the most recently completed fiscal year.

b)	The total net assets (after intercompany eliminations) attributable to our foreign consolidated subsidiaries amounted to ¥2,838,344 thousand as of March 31, 2015.

c)	IIJ’s equity in the undistributed earnings of its equity-method investees amounted to ¥1,127,288 thousand as of March 31, 2015.

IIJ determined that a detailed evaluation of the restricted portion of the net assets attributable to IIJ’s foreign consolidated subsidiaries was not necessary as IIJ’s foreign operations are currently not significant and the net assets (both restricted and unrestricted) of the foreign subsidiaries make up a relatively small proportion of IIJ’s total consolidated net assets. Accordingly, even assuming 100% of the net assets of the foreign subsidiaries are restricted, the proportion of the restricted net assets of consolidated subsidiaries and equity-method investees is still well below 25% of IIJ’s consolidated net assets. Specifically, the sum of a) the restricted net assets of IIJ’s domestic subsidiaries, b) IIJ’s net assets of foreign consolidated subsidiaries, and c) IIJ’s equity in the undistributed earnings of equity-method investees amounted to ¥3,986,632 thousand as of March 31, 2015. Such amount represents approximately 6.4% of IIJ’s total consolidated net assets, which is less than the 25% disclosure threshold per Rule 4-08(e)(3) of Regulation S-X. Additionally, the sum of a) the restricted net assets of IIJ’s domestic subsidiaries and b) IIJ’s net assets of foreign consolidated subsidiaries amounted to ¥2,889,344 thousand as of March 31, 2015. Such amount represents approximately 4.6% of IIJ’s total consolidated net assets, which is less than the 25% disclosure threshold per Rule 5-04 of Regulation S-X.

Mr. Craig D. Wilson

IIJ also determined that disclosures regarding such restrictions were not material for the purposes of Item 5(B)(1)(b) of Form 20-F.

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IIJ acknowledges that:

•	IIJ is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	IIJ may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions on the foregoing, please do not hesitate to contact me by phone at 81-3-5205-6333 or by email at register@iij.ad.jp.

Very truly yours,

/s/ Akihisa Watai
Akihisa Watai
Managing Director, Chief Financial Officer and Chief Accounting Officer

cc:	Ms. Melissa Walsh

(Securities and Exchange Commission)

Izumi Akai Ingram H. Weber Adam S. Harris (Sullivan & Cromwell LLP)